Great American Family Parks, Inc.

208 South Academy Avenue, Suite 130

Eagle, Idaho Canada 83616

February 1, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Howard Baik

Re:

Great American Family Parks, Inc.

Registration Statement on Form SB-2

Filed January 13, 2006 (File No. 333-127199)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Great American Family Parks, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Friday, February 3, 2006, or as soon thereafter as possible.

We hereby acknowledge the following:

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that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Great American Family Parks, Inc.

By: /s/ Larry Eastland

Name: Larry Eastland

Title:   President and Chief Executive Officer